FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of .....November ........................................................ , 2009
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F            X            Form 40-F
   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                        No           X
   [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date....November 12, 2009....	By....../s/...... Masashiro Kobayashi .....................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the third quarter ended September 30, 2009

[English summary with full translation of consolidated financial information]
Quarterly Report filed with the Japanese government
pursuant to
the Financial Instruments and Exchange Law of Japan
For the third quarter ended
September 30, 2009
CANON INC.
Tokyo, Japan

Disclaimer Regarding Forward-Looking Statements
This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.
The risks, uncertainties and other factors referred to above include, but are not limited to, foreign exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign exchange rate fluctuations; uncertainty of economic conditions in Canon’s major markets; uncertainty about continued demand for Canon’s high-value-added products; uncertainty about the recovery of computer and related markets; uncertainty about the recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop and market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

I . Corporate Information
(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Nine months ended	Three months ended	Year ended
	September 30, 2009	September 30, 2009	December 31, 2008
Net sales	2,255,143	774,324	4,094,161
Income before income taxes	121,434	63,548	481,147
Net income attributable to Canon Inc.	70,083	36,734	309,148
Canon Inc. stockholders’ equity	-	2,615,267	2,659,792
Total equity	-	2,804,905	2,850,982
Total assets	-	3,702,124	3,969,934
Canon Inc. stockholders’ equity per share (yen)	-	2,118.52	2,154.57
Net income attributable to Canon Inc. stockholders per share:
Basic (yen)	56.77	29.76	246.21
Diluted (yen)	56.77	29.76	246.20
Canon Inc. stockholders’ equity to total assets (%)	-	70.6	67.0
Cash flows from operating activities	374,527	-	616,684
Cash flows from investing activities	(286,234)	-	(472,480)
Cash flows from financing activities	(141,381)	-	(277,565)
Cash and cash equivalents at end of period	-	633,656	679,196
Number of employees	-	167,644	166,980
Notes:
1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

3.
Canon adopted FASB ASC810, “Consolidations” (the provisions of which were previously included in SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51”) in the first quarter beginning January 1, 2009. Prior year amounts have been reclassified or adjusted to conform to ASC810.

(2)	Description of Business
Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles, thereby its group entities, which is composed of subsidiaries and affiliates, disclose the information in accordance with the accounting principles. The conformity is also applied to sections “II. The Business” and “III. Property, Plant and Equipment”. The segment information is exceptionally prepared based on “The rules associated with the terminology, presentation and preparation method of quarterly consolidated financial statements (Shihanki renketsu zaimushohyo kisoku)” of Japan.
Canon (consisting of and is operated mainly by the Company, 240 consolidated subsidiaries and 15 affiliates accounted for using the equity method) is engaged in the development, manufacture, sale and service primarily in the fields of business machines, cameras, optical and other products. No material change in Canon’s business has occurred during the three months ended September 30, 2009.
No additions or removals of principal group entities have occurred during the three months ended September 30, 2009.
(3)	Group Entities
No additions or removals of crucial group entities have occurred during the three months ended September 30, 2009.
(4)	Number of Employees
Canon’s number of employees is summarized as follows:

As of September 30, 2009
Consolidated	167,644
Parent-alone	25,893
Note:
The number of employees represents the total number of employees including seasonal workers as well as others who do not work full time.

II. The Business
(1)	Production and Sales
Production
Canon’s production by product group are summarized as follows:

Millions of yen
Three months ended
September 30, 2009
Business Machines	409,573
Cameras	282,184
Optical and other products	34,218

Total	725,975

Notes:
1.	Amount of production is calculated by sales price.

2.	Consumption tax is excluded from the stated amount of production.
Sales
Canon’s sales by product group are summarized as follows:

Millions of yen
Three months ended
September 30, 2009
Business Machines	488,761
Cameras	229,032
Optical and other products	56,531

Total	774,324

Notes:
1.	Consumption tax is excluded from the stated amount of net sales.

2.	Canon’s sales to its significant customer are summarized as follows:

	Millions of yen
	Three months ended
	September 30, 2009
	Sales	Proportion (%)
Hewlett-Packard Company	169,711	21.9

(2)	Risk Factors
No additional risks related to Canon’s business have arisen during the three months ended September 30, 2009. Furthermore, no material changes are recognized pursuant to the risk factors of Canon’s business indicated in the annual report (Yukashoken-hokokusho) of the previous fiscal year.
(3)	Crucial Business Contracts Engaged in the Third Quarter of 2009
No material contracts were entered into during the three months ended September 30, 2009.
(4)	Operating Results
Looking back at the global economy in the third quarter of 2009, the economic stimulus measures implemented by different countries have started to yield results with indications that we are emerging from the worst of the recession. In developed economies such as the United States, Europe and Japan, while stimulus efforts have led to signs of a turnaround, such as rising consumer spending and a recovery in exports, they have not proven enough to remove the sense of uncertainty about the future amid such factors as the continued severity of employment conditions. As for Asia, the economies of China and India maintained solid growth owing to expanded consumer spending against the backdrop of the economy-boosting measures.
As for the markets in which Canon operates amid these conditions, within the office imaging products market, demand for network digital multifunction devices (MFDs) decreased in each region, leading to sluggish sales for monochrome and color models. In the computer peripherals market, while demand remained weak for laser beam printers, resulting in a drop below the year-ago level, the rate of decline has been gradually narrowing. With regard to inkjet printers, although demand continued to be slack for both single-function and multifunction models, which led to a reduction in market size compared with the same period for the previous year, conditions have begun to gradually improve. As for the cameras segment, while demand for digital single-lens reflex (SLR) cameras displayed solid growth, demand for compact digital cameras remained sluggish amid continued price declines. In the optical equipment segment, demand for steppers, utilized in the production of semiconductors, further decreased while demand for aligners, used to produce liquid crystal display (LCD) panels, showed signs of a recovery. The average value of the yen during the third-quarter was ¥93.46 to the U.S. dollar, a year-on-year appreciation of about ¥14, and ¥133.60 to the euro, a year-on-year appreciation of approximately ¥28.
Although the markets for such products as cameras and inkjet printers, targeting individual consumers, are clearly bottoming out, net sales for the third quarter totaled ¥774.3 billion, a year-on-year decline of 21.5%, largely due to the effects of reduced sales volumes of office equipment and other products, a trend that continued from the previous quarter, along with the substantial rise in the value of the yen. Net sales for the nine months ended September 30, 2009 decreased by 27.2% to ¥2,255.1 billion. Despite the launch of new products and ongoing cost-cutting efforts aimed at an improved gross profit ratio, the significant impact of such factors as the appreciation of the yen and reductions in sales volumes led to a 3.1 point decline in the ratio to 45.1% for the quarter and 44.1% for the nine-month period. Consequently, gross profit decreased by 26.5% to ¥349.3 billion for the quarter, and by 34.5% to ¥993.6 billion for the three-quarter period. While operating expenses decreased by 16.4% owing to a Group-wide effort to thoroughly curb expenses, operating profit dropped 53.6% to ¥60.0 billion for the third quarter and 72.9% to ¥124.9 billion for the combined nine-month period. The rate of decline for the third-quarter operating profit has been significantly reduced compared with the first quarter and second quarter of the year. Other income (deductions) recorded a positive turnaround of ¥7.8 billion, mainly reflecting an improvement in currency exchange losses. As a result, income before income taxes totaled ¥63.5 billion for the quarter, a decline of 49.2%, and ¥121.4 billion for the nine months ended September 30, 2009, a decline of 73.8%. Net income attributable to Canon Inc. also recorded a decrease of 55.8% to ¥36.7 billion for the quarter, and fell 76.4% to ¥70.1 billion for the first nine months of the year.

Basic net income attributable to Canon Inc. stockholders per share for the quarter was ¥29.76, a year-on-year decline of ¥36.15, while the indicator for the nine months ended September 30, 2009 decreased by ¥179.25 to ¥56.77.
Canon’s third-quarter results by product segment are summarized as follows:
Looking at Canon’s third-quarter performance by business sector, within the business machines segment, demand for office equipment remained low overall amid the deterioration of economic conditions. With respect to office imaging products, while digital commercial printers achieved healthy sales in emerging markets, flagging sales for network digital MFDs in all regions along with the strong yen resulted in a year-on-year decline in sales of 28.0% for the quarter and 30.0% for the nine-month period. In the field of computer peripherals, although the optimization of laser-beam-printer trade inventories is in sight, decreased third-quarter sales compared with the corresponding period for the previous year along with the impact of appreciation of the yen, resulted in a 26.8% decline from the year-ago period, and a 35.1% decrease for the nine months combined. As for inkjet printers, amid the stagnant global market, sales volume displayed solid growth in the Americas and in Asia, which contributed to a year-on-year increase in sales volume for the segment. However, due to the impact of the yen’s appreciation and other factors, year-on-year sales for the quarter declined 10.1%, and 17.7% for the first three quarters of the year. Consequently, sales for the computer peripherals segment overall dropped by 22.7% year on year, and by 30.7% for the nine-month period. As for business information products, reduced sales of personal computers in the Japanese domestic market and other factors led to a sales decline of 23.1% for the quarter, and of 21.0% for the first nine months of the year. Collectively, sales of business machines overall totaled ¥488.8 billion, down 24.9% for the quarter, and down 30.1% to ¥1,426.4 billion for the nine months ended September 30, 2009. Operating profit totaled ¥73.0 billion in the third quarter, falling 45.5% mainly due to the significant decrease in gross profit stemming from the reduction in sales for the quarter, and ¥187.2 billion for the nine- month period, a decline of 57.2%.
Within the cameras segment, the high-resolution, competitively priced EOS Digital Rebel T1i (EOS 500D) and advanced-amateur model EOS 5D Mark II digital SLR cameras continued to enjoy robust sales during the quarter, contributing to growth in sales volume. As for compact digital cameras, although two new ELPH (IXUS)-series models and four new PowerShot-series models were well received by the market, sales volume overall contracted amid stagnant market conditions. Consequently, along with the impact of the appreciation of the yen, sales for the cameras segment overall declined by 8.3% to ¥229.0 billion for the quarter, and by 17.8% to ¥640.6 billion for the nine-month period. Additionally, despite the decrease in sales, third-quarter operating profit for the sector increased by 5.5% to ¥47.6 billion, owing to the increased sales ratio of high-value-added products and the positive effects of cuts in operating expenses. Operating profit for the nine months combined declined by 40.3% to ¥94.2 billion.
In the optical and other products segment, sales of steppers remained sluggish due to the worsening of market conditions for memory chips, and sales of aligners dropped, recording a decline in unit sales reflecting the impact of restrained capital investment by LCD panel manufacturers. As a result, sales for the segment totaled ¥56.5 billion in the third quarter, a decrease of 33.7%, and ¥188.1 billion for the nine-month period, a decrease of 32.9%. Operating profit dropped to negative ¥19.6 billion for the quarter and ¥37.4 billion for the nine months due to the significant drop in sales and other factors.
Third-quarter results in the domestic and overseas regions are summarized as follows:
Japan
Sales in Japan for the quarter decreased by 18.8% from the year-ago period to ¥183.6 billion as sales of color network MFDs and steppers remained sluggish along with other factors, while for the first nine months of the year, sales declined by 17.6% to ¥599.8 billion. Operating profit generated in the region fell 54.6% year on year to ¥82.7 billion for the quarter, and totaled ¥188.6 billion for the combined nine-month period, dropping 65.5%.

As sales of products such as laser beam printers and network MFDs declined overall, coupled with the significant impact of the foreign currency exchange and other factors, sales in the regions outside Japan decreased in the third quarter and also for the first nine months of the year, compared with the corresponding periods of the previous year.
Americas
Third-quarter sales declined by 25.4% from the year-ago period to ¥211.6 billion, largely due to reduced sales of monochrome network MFDs and laser beam printers, along with the appreciation of the yen. Sales for the three-quarter period totaled ¥602.8 billion, falling 30.3% year on year. Operating profit in the region achieved a turnaround to ¥4.6 billion compared with an operating loss of ¥1.9 billion in the corresponding period of the previous year, whereas the indicator decreased by 39.2% to ¥6.4 billion for the nine months ended September 30, 2009.
Europe
Sales for the quarter decreased by 25.1% from the same period of the previous year to ¥236.8 billion, primarily due to flagging sales of laser beam printers and color network MFDs, combined with the appreciation of the yen. Sales for the nine-month period declined by 33.7% to ¥684.4 billion. Operating profit in the region, however, climbed 565.3% year on year to ¥7.3 billion for the quarter, and increased by 13.6% to ¥20.8 billion for the first nine months of the year.
Asia and others
Sales decreased by 11.2% to ¥142.3 billion for the third quarter mainly reflecting reduced sales of laser beam printers and steppers, while sales for the first nine months declined by 22.5% to ¥368.1 billion. However, operating profit in the region rose by 2.4% to ¥13.8 billion for the quarter, while operating profit for the nine months ended September 30, 2009 dropped 31.9% to ¥27.3 billion.
Cash Flows
In the third quarter of 2009, despite the decrease in consolidated net income, Canon generated cash flow from operating activities of ¥185.8 billion, an increase of ¥86.0 billion compared with the previous year, mainly due to the progress made in reducing inventories. As capital investment was focused on items relevant to introducing new products and achieving cost reductions, cash flow from investing activities totaled ¥67.9 billion, a year-on-year decrease of ¥28.2 billion. Accordingly, free cash flow totaled ¥117.9 billion, an increase of ¥114.2 billion from the year-ago period.
Cash flow from financing activities recorded an outlay of ¥70.0 billion, mainly arising from the dividend payout of ¥67.9 billion. Consequently, cash and cash equivalents increased by ¥30.1 billion to ¥633.7 billion from the end of the previous year.
Management Issues to be Addressed
No material changes or issues with respect to business operations and finance have occurred during the three months ended September 30, 2009.
Research and Development Expenditures
Canon’s research and development expenditures for the three months ended September 30, 2009 totaled ¥73.7 billion.

III . Property, Plant and Equipment
(1)	Major Property, Plant and Equipment
There were no significant changes to the status of existing major property, plant and equipment during the third quarter of 2009.
(2)	Prospect of Capital Investment in the Third Quarter of Fiscal 2009
The new construction of property, plant and equipment, which had been in progress as of June 30, 2009 and was completed during the third quarter of 2009, is as follows:

Name and location	Principal activities and products manufactured	Date of completion
Canon Virginia, Inc. Virginia, U.S.	New production base (business machines operations)	August 2009
There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the third quarter of 2009. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the third quarter of 2009.
IV . Company Information
(1)	Shares
Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of
September 30, 2009

Total number of issued shares	1,333,763,464
Stock Acquisition Rights
The descriptions of the stock option plans as of September 30, 2009 are below.
The Stock Option Plan Approved on March 28, 2008
1.	Number of share options
The number of share options that the Board of Directors are authorized to issue is 5,740.
2.	Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 574,000 common shares.
3.	Cash payment for share options (yen)
The cash payment required for the share options will be ¥5,502 per share.
(i)
If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1 Ratio of Share Splitting or Share Consolidation

(ii)
If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment     =     Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)
In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4.	Period during which share options are exercisable
From May 1, 2010 to April 30, 2014.
5.	Exercise price and amount of increased stated capital (yen)
The exercise price and amount of increased stated capital per share is ¥5,502 and ¥2,751, respectively.
6.	Other Conditions for Exercise of Share Options
(i)	One share option may not be exercised partially.

(ii)
Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company.

(iii)
Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.
The Stock Option Plan Approved on March 27, 2009
1.	Number of share options
The number of share options that the Board of Directors are authorized to issue is 9,540.
2.	Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 954,000 common shares.

3.	Cash payment for share options (yen)
The cash payment required for the share options will be ¥3,287 per share.

(i)
If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1 Ratio of Share Splitting or Share Consolidation
(ii)
If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment     =     Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)
In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4.	Period during which share options are exercisable
From May 1, 2011 to April 30, 2015.
5.	Exercise price and amount of increased stated capital (yen)
The exercise price and amount of increased stated capital per share is ¥3,287 and ¥1,644, respectively.
6.	Other Conditions for Exercise of Share Options
(i)	One share option may not be exercised partially.

(ii)
Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 108th Business Term of the Company.

(iii)
Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.
7.	Restriction on Acquisition of Share Options by Transfer
An acquisition of share options by way of transfer requires the approval of the Board of Directors.

Rights Plan
Not applicable
Change in Issued Shares, Capital Stock and Additional Paid in Capital

	Change during this term	As of September 30, 2009
Issued Shares (share)	-	1,333,763,464
Capital Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288
Major Shareholders
As of September 30, 2009, the Company has identified that Japan Trustee Services Bank, Ltd. (Trust Account 4G), who was a major shareholder of the Company as of June 30, 2009, has reduced their shareholdings and is no longer a major shareholder, whereas The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account has increased their shareholdings and has become a major shareholder.

	As of September 30, 2009
	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued

The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	22,357,441	1.68%
Voting Rights

	As of September 30, 2009

	Number of shares	Number of voting
Classification	(shares)	rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 99,285,000

	(cross shareholding) 3,700	-

Shares with full voting rights (Others)	1,232,687,300	12,326,873

Fractional unit shares	1,787,464	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	12,326,873
Note:
In “Fractional unit shares” under “Number of shares,” 99 shares of treasury stock and 50 shares of cross shareholding are included.

(2)	Stock Price Transition
The following table sets forth the monthly reported high and low market prices of the Company’s common stock on the First Section of Tokyo Stock Exchange for the nine months of fiscal 2009:

									(Yen)

	January	February	March	April	May	June	July	August	September

High	3,370	2,690	3,150	3,270	3,460	3,440	3,540	3,730	3,750

Low	2,435	2,230	2,115	2,780	2,985	3,080	2,900	3,250	3,440
(3)	Directors and Executive Officers
There were no changes in members of directors between the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2008 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho).
Changes in functions of directors are below:

Yasuo Mitsuhashi	(Senior Managing Director: Chief Executive of Peripheral Products HQ, Chief Executive of Chemical Products HQ)

Toshiaki Ikoma	(Executive Vice President: Group Executive of Corporate R&D HQ, Chief Executive of Optical Products HQ)

Junji Ichikawa	(Senior Managing Director: Chairman, President of Canon ANELVA Corporation)

Akiyoshi Moroe	(Senior Managing Director: Group Executive of External Relations HQ, Group Executive of Human Resource Management & Organization HQ)
Seijiro Sekine, a Director and Group Executive of Information & Communications Systems Headquarters, continues to serve as a Director but has retired from the Group Executive of Information & Communications Systems Headquarters on October 28, 2009, as he took post as Director and Executive Vice President of Japan Post Holdings Co., Ltd.
The change in members of executive officers between the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2008 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho) is below.

Newly-appointed:

Yukiaki Hashimoto	(Executive Officer: Group Executive of Medical Equipment Group)

Changes in functions of executive officers are below:

Hiroyuki Suematsu	(Executive Officer: Deputy Chief Executive of Chemical Products HQ)

Kazuhiro Akiyama	(Executive Officer: Group Executive of General Affairs HQ)

V . Financial Statements (Unaudited)
(1)	Consolidated Financial Statements
Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

Page

Consolidated Balance Sheets

as of September 30, 2009 and December 31, 2008	14

Consolidated Statements of Income

for the nine months ended September 30, 2009 and

for the three months ended September 30, 2009	16

Consolidated Statement of Cash Flows

for the nine months ended September 30, 2009	17

Notes to Consolidated Financial Statements	18

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	Millions of yen
	September 30, 2009	December 31, 2008
		(As adjusted) (Note 1)
Assets
Current assets:
Cash and cash equivalents (Note 13)	633,656	679,196
Short-term investments (Note 2)	26,875	7,651
Trade receivables, net (Note 3)	491,848	595,422
Inventories (Note 4)	426,934	506,919
Prepaid expenses and other current assets (Note 9)	265,484	275,660

Total current assets	1,844,797	2,064,848

Noncurrent receivables (Note10)	14,968	14,752
Investments (Note 2)	90,669	88,825
Property, plant and equipment, net (Note 5)	1,306,214	1,357,186
Intangible assets, net	122,034	119,140
Other assets	323,442	325,183

Total assets	3,702,124	3,969,934

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets (continued)

	Millions of yen
	September 30, 2009	December 31, 2008
		(As adjusted) (Note 1)
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	4,997	5,540
Trade payables (Note 6)	316,068	406,746
Accrued income taxes	32,834	69,961
Accrued expenses	260,542	277,117
Other current liabilities (Note 9)	109,831	184,636

Total current liabilities	724,272	944,000

Long-term debt, excluding current instalments	5,837	8,423
Accrued pension and severance cost	113,068	110,784
Other noncurrent liabilities	54,042	55,745

Total liabilities	897,219	1,118,952

Commitments and contingent liabilities (Note 10)

Equity:
Canon Inc. stockholders’ equity (Note 7):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	404,113	403,790
Legal reserve	54,483	53,706
Retained earnings	2,810,078	2,876,576
Accumulated other comprehensive income (loss)	(271,927)	(292,820)
Treasury stock, at cost	(556,242)	(556,222)
(Number of shares)	(99,285,099)	(99,275,245)

Total Canon Inc. stockholders’ equity	2,615,267	2,659,792
Noncontrolling interests (Notes 1 and 7)	189,638	191,190

Total equity (Notes 1 and 7)	2,804,905	2,850,982

Total liabilities and equity	3,702,124	3,969,934

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income

	Millions of yen
	Nine months ended	Three months ended
	September 30, 2009	September 30, 2009

Net sales	2,255,143	774,324

Cost of sales	1,261,541	425,001

Gross profit	993,602	349,323

Operating expenses:
Selling, general and administrative expenses (Note 13)	641,342	215,607
Research and development expenses	227,333	73,727

	868,675	289,334

Operating profit	124,927	59,989

Other income (deductions):
Interest and dividend income	3,761	970
Interest expense	(241)	(20)
Other, net (Notes 9, 12 and 13)	(7,013)	2,609

	(3,493)	3,559

Income before income taxes	121,434	63,548

Income taxes	48,709	24,604

Consolidated net income (Note 1)	72,725	38,944

Less: Net income (loss) attributable to noncontrolling interests (Note 1)	2,642	2,210

Net income attributable to Canon Inc. (Note 1)	70,083	36,734

	Yen	Yen
Net income attributable to Canon Inc. stockholders per share (Note 8):
Basic	56.77	29.76
Diluted	56.77	29.76
Cash dividends per share	55.00	-

CANON INC. AND SUBSIDIARIES
Consolidated Statement of Cash Flows

Millions of yen
Nine months ended
September 30, 2009
Cash flows from operating activities:
Consolidated net income	72,725
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	234,528
Loss on disposal of property, plant and equipment	2,854
Deferred income taxes	10,244
Decrease in trade receivables	105,239
Decrease in inventories	87,088
Decrease in trade payables	(89,518)
Decrease in accrued income taxes	(38,160)
Decrease in accrued expenses	(20,647)
Increase in accrued (prepaid) pension and severance cost	2,120
Other, net	8,054

Net cash provided by operating activities	374,527

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(261,890)
Proceeds from sale of fixed assets (Note 5)	8,529
Purchases of available-for-sale securities	(324)
Proceeds from sale and maturity of available-for-sale securities	437
Increase in time deposits	(17,813)
Acquisitions of subsidiaries, net of cash acquired	(2,979)
Purchases of other investments	(13,959)
Other, net	1,765

Net cash used in investing activities	(286,234)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,736
Repayments of long-term debt	(4,686)
Decrease in short-term loans	(174)
Dividends paid	(135,793)
Repurchases of treasury stock, net	(31)
Other, net	(3,433)

Net cash used in financing activities	(141,381)

Effect of exchange rate changes on cash and cash equivalents	7,548

Net change in cash and cash equivalents	(45,540)
Cash and cash equivalents at beginning of period	679,196

Cash and cash equivalents at end of period	633,656

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	264
Income taxes	77,530

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(1)	Basis of Presentation and Significant Accounting Policies
(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted. Additionally, in the accompanying consolidated financial statements, the segment information is disclosed in conformity with financial accounting standards of Japan, not with U.S. generally accepted accounting principles.

The number of consolidated subsidiaries and affiliated companies that were accounted for on the equity basis as of September 30, 2009 is summarized as follows:

Consolidated subsidiaries	240
Affiliated companies	15

Total	255
(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(c)	Recently Issued Accounting Guidance

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that was codified in Accounting Standards Codification (“ASC”) 105, “Generally Accepted Accounting Principles” (the provisions of which were previously included in Statement of Financial Accounting Standards (“SFAS”) No.168, “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”), which defines that the FASB ASC will become the single source of authoritative U.S. generally accepted accounting principles. Additionally, rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of the U.S. federal securities laws are also sources of authoritative GAAP for SEC registrants. The ASC did not change current U.S GAAP, but was intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. This Codification is effective for fiscal years and interim periods ending after September 15, 2009 and was adopted by Canon beginning from the quarter ended September 30, 2009. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. However, throughout the notes to the consolidated financial statements, references that were previously made to various former authoritative U.S. GAAP pronouncements have been changed to refer to the appropriate section of the ASC.

In February 2008, the FASB issued new accounting guidance that was codified in ASC820, “Fair Value Measurements and Disclosures” (the provisions of which were previously included in Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No.157”) which delayed the effective date of previously issued guidance included in ASC820 (the provisions of which were previously included in SFAS 157, “Fair Value Measurements”) for one year for certain nonfinancial assets and liabilities. Canon adopted this guidance in the first quarter beginning January 1, 2009 for all nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 12 for the disclosures required by this guidance.

In December 2007, the FASB issued new accounting guidance that was codified in ASC805, “Business Combinations” (the provisions of which were previously included in SFAS No.141 (revised 2007), “Business Combinations”). This guidance establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in a business combination. This guidance also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This guidance is effective for fiscal years beginning on or after December 15, 2008 and was adopted by Canon for any business combinations with an acquisition date on or after January 1, 2009. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition as of or for the period ended September 30, 2009.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(c)	Recently Issued Accounting Guidance (continued)

In December 2007, the FASB issued new accounting guidance that was codified in ASC810, “Consolidations” (the provisions of which were previously included in SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51”). This guidance establishes accounting and reporting guidance for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This guidance is effective for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for certain presentation and disclosure requirements, which must be applied retrospectively for all periods presented, and was adopted by Canon in the first quarter beginning January 1, 2009. Upon the adoption of this guidance, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to this guidance. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

In March 2008, the FASB issued new accounting guidance that was codified in ASC815, “Derivatives and Hedging” ” (the provisions of which were previously included in SFAS No.161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No.133”). This guidance amends and expands the disclosures previously required under ASC815. This guidance requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial position, result of operations and cash flows. This guidance does not change the existing guidance relative to recognition and measurement of derivative instruments and hedging activities. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 and was adopted by Canon in the first quarter beginning January 1, 2009. The adoption of this guidance did not have an impact on Canon’s consolidated results of operations and financial condition. See Note 9 for the disclosures required by this guidance.

In April 2009, the FASB issued new accounting guidance that was codified in ASC825, “Financial Instruments” (the provisions of which were previously included in FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”), which requires disclosure about fair value of financial instruments for interim periods. This guidance is effective for interim periods ending after June 15, 2009 and was adopted by Canon prospectively, beginning in the second quarter ended June 30, 2009. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 11 for the disclosures required by this guidance.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(c)	Recently Issued Accounting Guidance (continued)

In April 2009, the FASB issued new accounting guidance that was codified in ASC320, “Investments-Debt and Equity Securities” (the provisions of which were previously included in FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”). This guidance amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation, coupled with the requirement to additionally disclose other-than-temporary impairments on debt and equity securities in the financial statements. This guidance is effective for interim periods ending after June 15, 2009 and was adopted by Canon prospectively, beginning in the second quarter ended June 30, 2009. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 2 for the disclosures required by this guidance.

In April 2009, the FASB issued new accounting guidance that was codified in ASC820, “Fair Value Measurements and Disclosures” (the provisions of which were previously included in FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”), which provides guidance for fair value measurements under circumstances where the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate if a transaction is not orderly, along with the requirement of expanded disclosure. This guidance is effective for interim periods ending after June 15, 2009 and was adopted by Canon prospectively, beginning in the second quarter ended June 30, 2009. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 12 for the disclosures required by this guidance.

In May 2009, the FASB issued new accounting guidance that was codified in ASC855, “Subsequent Events” (the provisions of which were previously included in SFAS No.165, “Subsequent Events”). This guidance addresses the accounting treatments and disclosures that an entity shall make about events or transactions that occurred after the balance sheet date but before the financial statements are issued or are available to be issued. This guidance is effective for fiscal years and interim periods ending after June 15, 2009 and was adopted by Canon prospectively, beginning in the second quarter ended June 30, 2009. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 14 for the disclosures required by this guidance.

In December 2008, the FASB issued new accounting guidance that was codified in ASC715, “Compensation-Retirement Benefits” (the provisions of which were previously included in FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”). This guidance requires additional disclosures about plan assets including investment allocation, fair value of major categories of plan assets, development of fair value measurements, and concentrations of risk. This guidance is effective for fiscal years ending after December 15, 2009 and is required to be adopted by Canon in the year ending December 31, 2009. Canon is currently evaluating the requirements of these additional disclosures, but does not expect the adoption of this guidance to have an impact on Canon’s consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities by major security types are as follows:

	Millions of yen
	September 30, 2009
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
Current:
Available-for-sale:
Government bonds	222	-	-	222
Equity securities	1,857	60	-	1,917

	2,079	60	-	2,139

Noncurrent:
Available-for-sale:
Government bonds	216	-	20	196
Corporate debt securities	1,453	27	52	1,428
Fund trusts	2,275	282	1	2,556
Equity securities	9,125	6,665	172	15,618

	13,069	6,974	245	19,798

	Millions of yen
	December 31, 2008
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
Current:
Available-for-sale:
Government bonds	1	-	-	1
Fund trusts	133	16	-	149

	134	16	-	150

Noncurrent:
Available-for-sale:
Government bonds	431	-	18	413
Corporate debt securities	1,593	27	32	1,588
Fund trusts	2,366	40	170	2,236
Equity securities	10,522	2,532	836	12,218

	14,912	2,599	1,056	16,455

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(2)	Investments (continued)

Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at September 30, 2009:

	Available-for-sale securities
	Millions of yen
	Cost	Fair value

Due within one year	222	222
Due after one year through five years	3,265	3,547
Due after five years through ten years	679	633

	4,166	4,402

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized losses, including write-downs for impairments that were other than temporary, were ¥2,378 million and ¥494 million, for the nine and three months ended September 30, 2009, respectively. The gross realized gains were not significant for the nine and three months ended September 30, 2009.

At September 30, 2009, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.

Time deposits with original maturities of more than three months are ¥24,736 million and ¥7,430 million at September 30, 2009 and December 31, 2008, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

The aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥28,578 million and ¥10,684 million at September 30, 2009 and December 31, 2008, respectively. Investments with an aggregate cost of ¥28,100 million were not evaluated for impairment as of September 30, 2009, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

Reclassifications from accumulated other comprehensive loss for gains and losses realized in net income was ¥1,867 million and ¥373 million, for the nine and three months ended September 30, 2009, respectively.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	September 30, 2009	December 31, 2008

Notes	12,680	20,303
Accounts	489,550	584,437
Less allowance for doubtful receivables	(10,382)	(9,318)

	491,848	595,422

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	September 30, 2009	December 31, 2008

Finished goods	251,140	316,533
Work in process	158,870	171,511
Raw materials	16,924	18,875

	426,934	506,919

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	September 30, 2009	December 31, 2008

Land	254,490	247,602
Buildings	1,289,439	1,268,388
Machinery and equipment	1,445,600	1,395,451
Construction in progress	105,350	81,346

	3,094,879	2,992,787
Less accumulated depreciation	(1,788,665)	(1,635,601)

	1,306,214	1,357,186

Fixed assets presented in the consolidated statement of cash flows includes property, plant and equipment and intangible assets.
(6)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	September 30, 2009	December 31, 2008

Notes	7,813	14,544
Accounts	308,255	392,202

	316,068	406,746

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(7)	Equity
The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheet for the nine months ended September 30, 2009 was as follow:

	Millions of yen
	Canon Inc.
	stockholders’	Noncontrolling
	equity	interests	Total equity

Balance at December 31, 2008	2,659,792	191,190	2,850,982

Dividends paid to stockholders of Canon Inc.	(135,793)	-	(135,793)
Dividends paid to noncontrolling interests	-	(3,417)	(3,417)
Capital transactions by consolidated subsidiaries and affiliated companies and other	292	(1,277)	(985)

Comprehensive income:
Net income	70,083	2,642	72,725
Other comprehensive income (loss), net of tax Foreign currency translation adjustments	18,270	49	18,319
Net unrealized gains and losses on securities	3,034	107	3,141
Net gains and losses on derivative instruments	910	3	913
Pension liability adjustments	(1,321)	341	(980)

Total comprehensive income	90,976	3,142	94,118

Balance at September 30, 2009	2,615,267	189,638	2,804,905

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(8)	Net Income Attributable to Canon Inc. Stockholders per Share
A reconciliation of the numerator and denominator of basic and diluted net income per share computations is as follows:

	Millions of yen
	Nine months ended	Three months ended
	September 30, 2009	September 30, 2009
Net income attributable to Canon Inc.	70,083	36,734

	Number of shares
	Nine months ended	Three months ended
	September 30, 2009	September 30, 2009
Average common shares outstanding	1,234,483,430	1,234,480,343

	Yen
	Nine months ended	Three months ended
	September 30, 2009	September 30, 2009
Net income attributable to Canon Inc. stockholders per share:
Basic	56.77	29.76
Diluted	56.77	29.76
The computation of diluted net income per share for the nine months ended September 30, 2009 and the three months ended September 30, 2009 exclude outstanding stock options because the effective would be anti-dilutive.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(9)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables, which are denominated in foreign currencies. In accordance with Canon’s risk management policy, a specific portion of the foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts, which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments that have been designated and qualify as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period that the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2009 are expected to be recognized in earnings over the next 12 months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(9)	Derivatives and Hedging Activities (continued)
Contract amounts of the foreign exchange contracts as of September 30, 2009 and December 31, 2008 are set forth below:

	Millions of yen
	September 30, 2009	December 31, 2008

To sell foreign currencies	349,579	350,959
To buy foreign currencies	29,769	35,247
The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheet as of September 30, 2009.
Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet Location	Fair Value
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	2,021
Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet Location	Fair Value
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	5,139
Liabilities:
Foreign exchange contracts	Other current liabilities	504

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(9)	Derivatives and Hedging Activities (continued)
The following tables present the effect of Canon’s derivative instruments on the consolidated statements of income for the nine and three months ended September 30, 2009.
Derivatives in Cash Flow Hedging Relationships

Millions of yen
Nine months ended	Gain (Loss)			Gain (Loss) Recognized in
September 30, 2009	Recognized in	Gain (Loss) Reclassified from		Income (Ineffective Portion and
	OCI (Effective	Accumulated OCI into Income		Amount Excluded from
	Portion)	(Effective Portion)		Effectiveness Testing)
	Amount	Location	Amount	Location	Amount

Foreign exchange contracts	1,517	Other, net	(1,315)	Other, net	(393)

Millions of yen
Three months ended	Gain (Loss)			Gain (Loss) Recognized in
September 30, 2009	Recognized in	Gain (Loss) Reclassified from		Income (Ineffective Portion and
	OCI (Effective	Accumulated OCI into Income		Amount Excluded from
	Portion)	(Effective Portion)		Effectiveness Testing)
	Amount	Location	Amount	Location	Amount

Foreign exchange contracts	4,310	Other, net	132	Other, net	(94)
Derivatives not designated as hedging instruments

	Millions of yen
Nine months ended September 30, 2009	Gain (Loss) Recognized
	in Income on Derivative
	Location	Amount
Foreign exchange contracts	Other, net	(3,127)

	Millions of yen
Three months ended September 30, 2009	Gain (Loss) Recognized
	in Income on Derivative
	Location	Amount
Foreign exchange contracts	Other, net	10,877

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Commitments and Contingent Liabilities

Commitments

As of September 30, 2009, commitments outstanding for the purchase of property, plant and equipment approximated ¥24,006 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥59,560 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥14,317 million and ¥14,223 million at September 30, 2009 and December 31, 2008, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥15,879 million (within one year) and ¥39,367 million (after one year), at September 30, 2009.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have to make in the event of default is ¥19,602 million at September 30, 2009. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at September 30, 2009 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the nine months ended September 30, 2009 is summarized as follows:

Millions of yen

Balance at December 31, 2008	17,372
Addition	14,233
Utilization	(13,480)
Other	(4,354)

Balance at September 30, 2009	13,771

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Commitments and Contingent Liabilities (continued)

Legal proceedings

In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. VG Wort filed a lawsuit in January 2006 against Canon seeking payment of copyright levies on single-function printers, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Likewise, after rejection by the Federal Supreme Court of an appeal by VG Wort in relation to Canon’s single-function printers case in September 2008, VG Wort lodged a claim before the Federal Constitutional Court. Canon received a brief from the Federal Constitutional Court in September 2009 to enable the Court to decide on whether to accept the claim, and Canon will respond to it in a due course. In 2007, an amendment of German copyright law was carried out, and a new law has been effective from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008 and will remain effective through end of 2010. However, in Canon’s assessment, the final outcome of the court case regarding the single-function printers sold in Germany before January 1, 2008 remains uncertain.

Canon is involved in various claims and legal actions, including those noted above, arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, Canon believes that any damage amounts claimed in the specific matters discussed above are not a meaningful indicator of Canon’s potential liability. In the opinion of management, the ultimate disposition of the above mentioned matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows. However, litigation is inherently unpredictable. While Canon believes that it has valid defenses with respect to legal matters pending against it, it is possible that Canon’s consolidated financial position, results of operations, or cash flows could be materially affected in any particular period by the unfavorable resolution of one or more of these matters.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(11)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

The fair values of Canon’s financial instruments as of September 30, 2009 and December 31, 2008 are set forth below. The following summary excludes cash and cash equivalents, time deposits, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, for which fair values approximate their carrying amounts. The summary also excludes debt and equity securities disclosed in Note 2.

	Millions of yen
	September 30, 2009		December 31, 2008
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Long-term debt, including current installments	(10,719)	(10,719)	(13,743)	(13,727)
Foreign exchange contracts:
Assets	7,160	7,160	10,516	10,516
Liabilities	(504)	(504)	(678)	(678)
The following methods and assumptions are used to measure the fair value in the above table.

Long-term debt

The fair values of Canon’s long-term debt instruments are based either on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon’s current borrowing rate for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At September 30, 2009 and December 31, 2008, one customer accounted for approximately 20% and 19% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(12)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described as follows:

Level 1	- Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2
- Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3
- Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy.

	Millions of yen
	September 30, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	–	142,322	–	142,322
Available-for-sale (current):
Government bonds	222	–	–	222
Equity securities	1,917	–	–	1,917
Available-for-sale (noncurrent):
Government bonds	196	–	–	196
Corporate debt securities	6	29	1,393	1,428
Fund trusts	1,583	973	–	2,556
Equity securities	15,618	–	–	15,618
Derivatives	–	7,160	–	7,160

Total assets	19,542	150,484	1,393	171,419

Liabilities:
Derivatives	–	504	–	504

Total liabilities	–	504	–	504

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(12)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	–	194,030	–	194,030
Available-for-sale (current):
Government bonds	1	–	–	1
Fund trusts	149	–	–	149
Available-for-sale (noncurrent):
Government bonds	413	–	–	413
Corporate debt securities	43	29	1,516	1,588
Fund trusts	1,284	952	–	2,236
Equity securities	12,218	–	–	12,218
Derivatives	–	10,516	–	10,516

Total assets	14,108	205,527	1,516	221,151

Liabilities:
Derivatives	–	678	–	678

Total liabilities	–	678	–	678

Level 1 investments are comprised principally of equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued using quoted prices for identical assets in markets that are not active. Level 3 investments are comprised mainly of corporate debt securities, which are valued based on unobservable inputs as the market for the assets was not active at the measurement date.
Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.
The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate debt securities, for the nine and three months ended September 30, 2009.
Nine months ended September 30, 2009

Millions of yen
Balance at December 31, 2008	1,516
Total gains or losses (realized or unrealized):
Included in earnings	(200)
Included in other comprehensive income (loss)	(1)
Purchases, issuances, and settlements	78

Balance at September 30, 2009	1,393

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(12)	Fair Value Measurements (continued)
Three months ended September 30, 2009

Millions of yen
Balance at June 30, 2009	1,403
Total gains or losses (realized or unrealized):
Included in earnings	(56)
Included in other comprehensive income (loss)	2
Purchases, issuances, and settlements	44

Balance at September 30, 2009	1,393

Gains and losses included in earnings are mainly related to corporate debt securities still held at September 30, 2009, and are reported in “Other, net” in the consolidated statements of income.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Non-marketable equity securities with a carrying amount of ¥1,463 million were written down to their fair value of ¥478 million, resulting in an other-than-temporary impairment charge of ¥985 million, which was included in earnings for the nine months ended September 30, 2009. During the three months ended September 30, 2009, however, there were no circumstances that required any significant assets that are not measured at fair value on a recurring basis to be measured and recognized at fair value. All impaired non-marketable equity securities were classified as Level 3 instruments, as Canon uses unobservable inputs to value these investments.
(13)	Supplemental Information
Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses, net were ¥1,643 million losses and ¥310 million gains, for the nine and three months ended September 30, 2009, respectively.
Advertising costs are expensed as incurred. Advertising expenses were ¥48,253 million and ¥14,887 million for the nine and three months ended September 30, 2009, respectively.
Shipping and handling costs totaled ¥33,144 million and ¥11,102 million for the nine and three months ended September 30, 2009, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.
Consolidated comprehensive income for the nine and three months ended September 30, 2009 was ¥94,118 million (increase) and ¥2,845 million (increase), respectively.
Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥142,322 million and ¥194,030 million at September 30, 2009 and December 31, 2008, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Additionally, certain debt securities with original maturities of less than three months classified as held-to-maturity securities of ¥999 million and ¥997 million at September 30, 2009 and December 31, 2008, respectively, are also included in cash and cash equivalents. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(14)	Subsequent Events

The Company has evaluated subsequent events through the issuance of these financial statements which occurred on November 12, 2009.

(15)	Segment Information

Segment Information by Product	(Millions of yen)

Three months ended	Business	Cameras	Optical	Corporate	Consolidated
September 30, 2009:	Machines		and Other	and
			Products	Eliminations

Net sales:
Unaffiliated customers	488,761	229,032	56,531	-	774,324
Intersegment	-	-	49,670	(49,670)	-

Total	488,761	229,032	106,201	(49,670)	774,324

Operating profit (loss)	72,997	47,586	(19,632)	(40,962)	59,989

(Millions of yen)

Nine months ended	Business	Cameras	Optical	Corporate	Consolidated
September 30, 2009:	Machines		and Other	and
			Products	Eliminations

Net sales:
Unaffiliated customers	1,426,356	640,637	188,150	-	2,255,143
Intersegment	-	-	139,354	(139,354)	-

Total	1,426,356	640,637	327,504	(139,354)	2,255,143

Operating profit (loss)	187,153	94,196	(37,398)	(119,024)	124,927

     Note:
          The primary products included in each of the product segments are as follows:
Business machines:	Network multifunction devices (MFDs) / Copying machines / Laser beam printers / Inkjet printers / Computer information systems / Document scanners / Calculators
Cameras:	Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders
Optical and other products:	Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Large format printers

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15)	Segment Information (continued)

Segment Information by Geographic Area	(Millions of yen)

Three months ended	Japan	Americas	Europe	Other	Corporate and	Consolidated
September 30, 2009:				Areas	Eliminations

Net sales:
Unaffiliated customers	183,622	211,600	236,775	142,327	-	774,324
Intersegment	455,645	(94)	1,295	160,266	(617,112)	-

Total	639,267	211,506	238,070	302,593	(617,112)	774,324

Operating profit (loss)	82,666	4,646	7,278	13,828	(48,429)	59,989

(Millions of yen)

Nine months ended	Japan	Americas	Europe	Other	Corporate and	Consolidated
September 30, 2009:				Areas	Eliminations

Net sales:
Unaffiliated customers	599,823	602,836	684,387	368,097	-	2,255,143
Intersegment	1,175,120	871	2,232	368,561	(1,546,784)	-

Total	1,774,943	603,707	686,619	736,658	(1,546,784)	2,255,143

Operating profit (loss)	188,603	6,415	20,763	27,310	(118,164)	124,927

Notes:
1.	Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.
2.	The principal countries and regions included in each category of geographic area are as follows:
Americas:   United States of America, Canada, Latin America
Europe:  England, Germany, France, Netherlands
Other Areas:    Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15)	Segment Information (continued)

Segment Information – Sales by Region

	Millions of yen
	Three months ended September 30, 2009

	Sales	Percentage

Japan	161,863	21
Americas	217,512	28
Europe	237,452	31
Other areas	157,497	20

Total	774,324	100

	Millions of yen
	Nine months ended September 30, 2009

	Sales	Percentage

Japan	504,745	22
Americas	619,372	28
Europe	686,627	30
Other areas	444,399	20

Total	2,255,143	100

     Notes:
          1. This summary of net sales by region of destination is determined by the location of the customer.
          2. The principal countries and regions included in each regional category are as follows:
Americas:   United States of America, Canada, Latin America
Europe:   England, Germany, France, Netherlands
Other Areas:   Asian regions, China, Oceania
(2)	Other Information
          The Board of Directors approved an interim cash dividend at the meeting held on July 28, 2009 as below:
1.	Total amount of interim cash dividends:

67,896 million yen

2.	Amount of an interim cash dividend per share:

55 yen

3.	Payment date:

August 28, 2009
          Note:
               Interim dividend is paid to the shareholders registered on June 30, 2009.